UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 22, 2020

Devon Energy Corporation

(Exact name of registrant as specified in its charter)

DELAWARE	001-32318	73-1567067
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 W. SHERIDAN AVE., OKLAHOMA CITY, OKLAHOMA	73102-5015
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (405) 235-3611

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.10 per share	DVN	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

Update Regarding Litigation Related to the Merger

As previously announced, on September 26, 2020, Devon Energy Corporation (“Devon” or the “Company”), East Merger Sub, Inc., a wholly-owned, direct subsidiary of Devon (“Merger Sub”), and WPX Energy, Inc. (“WPX”) entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), providing for the merger of Merger Sub with and into WPX, with WPX surviving the merger (the “merger”) as a wholly-owned, direct subsidiary of Devon.

Litigation Related to the Merger

Twelve complaints have been filed with respect to the merger as of December 21, 2020—seven in the United States District Court for the Southern District of New York, three in the United States District Court for the District of Delaware, one in the United States District Court for the Eastern District of New York, and one in the Supreme Court of the State of New York for the County of New York. The complaints are captioned as follows: Lowinger v. WPX Energy, Inc., et al., No. 1:20-cv-09519 (S.D.N.Y) (“Lowinger”); John Fiscus v. WPX Energy, Inc., et al., No. 1:20-cv-09614 (S.D.N.Y.) (“Fiscus”); Wang v. WPX Energy, Inc., et al., No. 1:20-cv-01504 (D. Del.) (“Wang”); Hull v. WPX Energy, Inc., et al., No. 1:20-cv-01517 (D. Del.) (“Hull”); Rigatos v. WPX Energy, Inc., et al. No. 1:20-cv-09696 (S.D.N.Y.) (“Rigatos”); Miller v. WPX Energy, Inc., et al., No. 1:20-cv-05646 (E.D.N.Y.) (“Miller”); Hogan v. WPX Energy, Inc., et al., No. 1:20-cv-09795 (S.D.N.Y.) (“Hogan”); Westmoreland v. WPX Energy, Inc., et al., No. 1:20-cv-09799 (S.D.N.Y.) (“Westmoreland”); Bushansky v. WPX Energy, Inc., et al., No. 1:20-cv-09873 (S.D.N.Y.) (“Bushansky”); Kohler v. WPX Energy, Inc., et al., No. 1:20-cv-10338 (S.D.N.Y.) (“Kohler”); Allen v. WPX Energy, Inc., et al., No. 656458/2020 (Sup. Ct. N.Y. Cty) (“Allen,” and together with Lowinger, Fiscus, Wang, Hull, Rigatos, Miller, Hogan, Westmoreland, Kohler, and Bushansky, the “WPX Stockholder Actions”); and Lovoi v. Devon Energy Corp., et al., No. 1:20-cv-01540 (D. Del.) (“Lovoi”). The WPX Stockholder Actions and the Lovoi action are referred to collectively as the “Stockholder Actions.”

The WPX Stockholder Actions were filed by purported WPX stockholders and name WPX and the members of the WPX Board as defendants. The Hull and Allen actions also name Devon and the Merger Sub as defendants. The Lovoi complaint was filed by a purported Devon stockholder and asserts claims against Devon and members of the board of directors of Devon (the “Devon Board”).

The Stockholder Actions generally allege claims of breach of fiduciary duty and/or alleged violations of Section 14(a), Rule 14a-9, and Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), premised on a purported failure to disclose material information related to WPX’s and Devon’s financial projections, the sales process, the financial analyses of WPX’s and/or Devon’s financial advisors and, in the case of the WPX Stockholder Actions, the compensation and material relationships of WPX’s financial advisor and WPX’s confidentiality agreements. The Allen complaint is a putative class action that also alleges claims that the WPX directors breached their fiduciary duties and that WPX, Devon and Merger Sub aided and abetted the alleged breach of fiduciary duty, premised on, among other things, allegations that the merger consideration is inadequate, that the WPX Board process was unfair to stockholders, that WPX’s Board and executive officers are conflicted, and that certain terms of the merger unduly benefit Devon. The Stockholder Actions seek injunctive relief enjoining the merger and damages and costs, among other remedies.

It is possible that additional, similar complaints may be filed or the complaints described herein may be amended. If this occurs, the Company does not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains materially new or different allegations. Although the Company cannot predict the outcome of or estimate the possible loss or range of loss from these matters, Devon and the Devon Board believe that the respective claims asserted against them in the Stockholder Actions are meritless and intend to vigorously defend them.

Supplemental Proxy Statement Disclosure

The Company does not believe, with respect to the complaints in which the Company is named, that supplemental disclosures are required or necessary under applicable laws. However, in order to minimize the expense of defending the Stockholder Actions, and without admitting any liability or wrongdoing, the Company is electing to make the supplemental disclosures to the Joint Proxy Statement/Prospectus set forth below in response to the Hull, Allen and Lovoi complaints and solely for the purpose of mooting the allegations contained therein. The Company denies the allegations of the three complaints, and denies any violation of law. The Company believes that the Joint Proxy Statement/Prospectus disclosed all material information required to be disclosed therein, and denies that the supplemental disclosures are material or are otherwise required to be disclosed. The Company is disclosing this information solely to eliminate the burden and expense of litigation. Nothing in the supplemental disclosures should be deemed an admission of the legal necessity or materiality of any supplemental disclosures under applicable laws.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

This supplemental information should be read in conjunction with the Joint Proxy Statement/Prospectus, which should be read in its entirety. Page references in the below disclosures are to the pages in the Joint Proxy Statement/Prospectus, and defined terms used but not defined herein have the meanings set forth in the Joint Proxy Statement/Prospectus. Without admitting in any way that the disclosures below are material or otherwise required by law, the Company makes the following amended and supplemental disclosures:

The section of the Joint Proxy Statement/Prospectus entitled “The Merger—Certain Unaudited Forecasted Financial Information” is amended and supplemented as follows:

The disclosures on pages 90 and 91 of the Joint Proxy Statement/Prospectus below the subheading “Devon Forecasted Financial Information” are amended and restated in its entirety as follows:

Devon Forecasted Financial Information

The Devon Forecasted Financial Information described below is based on various assumptions, including, but not limited to, the following commodity price assumptions of Devon’s management, which were based on price assumptions for oil and natural gas pricing as of September 25, 2020:

	Devon Management Price Cases
	2021E	2022E	2023E	2024E
Oil ($/bbl)	$45.00	$50.00	$50.00	$50.00
Gas ($/Mcf)	2.50	2.50	2.50	2.50

The following table sets forth certain summarized prospective financial and operating information of WPX for the fiscal years 2021 through 2024 on a stand-alone basis, which information was based on financial and operating information developed by Devon management. These projections were compared with consensus estimates and information provided by WPX.

	WPX Stand-Alone(1) December 31,
($ in millions)	2021E	2022E	2023E	2024E
Production (Mboe/d)	238	252	274	286
Adjusted EBITDAX(2)	$1,255	$1,688	$1,884	$1,921
Capital Expenditures	$991	$1,125	$1,229	$1,186
Free Cash Flow(3)	$120	$419	$510	$590

(1)

The Devon Forecasted Financial Information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the WPX Special Meeting and Devon Special Meeting will be held several months after the Devon Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, WPX and Devon stockholders are cautioned not to place undue reliance on such information.

(2)

Adjusted EBITDAX is defined as earnings before interest, taxes, depreciation, and amortization and exploration expenses, and adjusted for financial instrument non-cash valuation changes. Adjusted EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3)

Free Cash Flow is defined as operating cash flow attributable to the upstream business less capital expenditures. Free Cash Flow is not a measure of financial performance or liquidity under GAAP. Accordingly, it should not be considered as a substitute for operating cash flow, net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The following table sets forth certain summarized prospective financial and operating information of Devon for the fiscal years 2021 through 2024 on a stand-alone basis prepared by Devon management.

	Devon Stand-Alone(1) December 31,
($ in millions)	2021E	2022E	2023E	2024E
Production (Mboe/d)	302	326	344	374
Adjusted EBITDAX(2)	$1,545	$2,087	$2,235	$2,418
Capital Expenditures	$959	$1,268	$1,232	$1,347
Free Cash Flow(3)	$457	$690	$875	$943

(1)

The Devon Forecasted Financial Information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the WPX Special Meeting and Devon Special Meeting will be held several months after the Devon Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, WPX and Devon stockholders are cautioned not to place undue reliance on such information.

(2)

Adjusted EBITDAX is defined as earnings before interest, taxes, depreciation, and amortization and exploration expenses, and adjusted for financial instrument non-cash valuation changes. Adjusted EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3)

Free Cash Flow is defined as operating cash flow less capital expenditures. Free Cash Flow is not a measure of financial performance or liquidity under GAAP. Accordingly, it should not be considered as a substitute for operating cash flow, net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

WPX and Devon do not intend to update or otherwise revise the above Forecasted Financial Information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such Forecasted Financial Information are no longer appropriate, except as may be required by applicable law.

The section of the Joint Proxy Statement/Prospectus entitled “The Merger—Opinion of Devon’s Financial Advisor—Public Trading Multiples” is hereby supplemented as follows:

The last full paragraph on page 69 of the Joint Proxy Statement/Prospectus (such paragraph beginning with “Using publicly available information, J.P. Morgan calculated...”) is amended and restated in its entirety to read as follows:

Using publicly available information (including for Devon and WPX), J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value (“FV”) to the company’s adjusted EBITDAX (calculated as earnings before interest, taxes, depreciation, amortization and exploration expense) for the years ending December 31, 2021 (the “FV/2021E Adj. EBITDAX”) and December 31, 2022 (the “FV/2022E Adj. EBITDAX”), as well as the ratio of the company’s equity value (“EV”) to the company’s operating cash flow for the years ending December 31, 2021 (“EV/2021E OCF”) and December 31, 2022(“EV/2022E OCF”).

For WPX, the corresponding multiples for each selected company were as follows:

	FV/2021E Adj. EBITDAX	FV/2022E Adj. EBITDAX	EV/2021E OCF	EV/2022E OCF
Continental Resources, Inc.	5.15x	4.65x	2.54x	2.20x
Parsley Energy Inc.	5.45x	4.49x	3.22x	2.55x
Devon	3.84x	3.14x	2.62x	2.08x
Marathon Oil Corporation	4.53x	3.74x	2.11x	1.82x
Cimarex Energy Co.	4.28x	3.51x	2.55x	2.07x
PDC Energy, Inc.	3.39x	3.19x	1.42x	1.35x

For Devon, the corresponding multiples for each selected company were as follows:

	FV/2021E Adj. EBITDAX	FV/2022E Adj. EBITDAX	EV/2021E OCF	EV/2022E OCF
Continental Resources, Inc.	5.15x	4.65x	2.54x	2.20x
Apache Corporation	5.88x	5.26x	2.27x	1.92x
Parsley Energy Inc.	5.45x	4.49x	3.22x	2.55x
Marathon Oil Corporation	4.53x	3.74x	2.11x	1.82x
WPX	4.70x	3.80x	2.41x	1.88x
Cimarex Energy Co.	4.28x	3.51x	2.55x	2.07x
Ovintiv Inc.	4.40x	3.97x	1.26x	1.14x

Additional Information and Where to Find It

In connection with the proposed merger (the “Proposed Transaction”) of Devon and WPX, Devon has filed with the SEC a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement includes a document that serves as a prospectus of Devon and a joint proxy statement of each of Devon and WPX, and each party will file other documents regarding the Proposed Transaction with the SEC. The registration statement on Form S-4, as amended, was declared effective by the SEC on November 24, 2020, and Devon and WPX mailed the Joint Proxy Statement/Prospectus to their respective stockholders on or about November 30, 2020. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain copies of the registration statement and the Joint Proxy Statement/Prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

Participants in The Merger Solicitation

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus. Stockholders, potential investors and other readers should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DEVON ENERGY CORPORATION

Date: December 22, 2020	/s/ Jeffrey L. Ritenour
Jeffrey L. Ritenour
Executive Vice President and Chief Financial Officer